

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2013

Via E-mail
John Storey
Chief Executive Officer
Earn-A-Car Inc.
Office 1 The Falls Centre
Corner Great North and Webb
Northmead, Benoni 1522
Republic of South Africa

> **Re:** **Earn-A-Car Inc. (formerly known as Victoria Internet Services, Inc.)**
> **Amendment No. 3 to Form 8-K**
> **Filed December 14, 2012**
> **File No. 333-165391**

Dear Mr. Storey:

We have reviewed your responses to the comments in our letter dated September 14, 2012 and have the following additional comments.

Business of EAC, page 2

1. Please revise to disclose the estimated cost to purchase a pre-owned vehicle from the secondary market.

Management's Discussion and Analysis (Item 2.01), page 10

2. Please revise your discussion of the company's results of operations and liquidity to discuss the periods presented in the financial statements included in the company's amended Report on Form 8-K. In this regard, we note that financial statements included in the report on Form 8-K, as recently amended, are for the fiscal years ended February 29, 2012 and February 28, 2011. However, we note that there are no discussions of your results of operations or liquidity for these periods. Please revise your MD&A discussion to include a discussion of your results of operations and liquidity for these periods.

Statements of Cash Flows, page F-6

3. We note your revised presentation on page F-6 in response to our prior comment number 23 for which you have removed the line item "change in cumulative translation adjustment" from operating activities and included it as a reconciling item below financing activities as "Exchange rate effect on cash and cash equivalents." We note on page F-8 of the notes to your financial statements the company's functional currency is the South African Rand, the translation into US dollars is the presentation bases of these financial statements and that translation adjustments are accumulated and reported as a component of accumulated other comprehensive income or loss. In this regard, it is unclear why cumulative translation adjustments are reported within the statements of cash flows. We note the amounts reported within the statements of cash flows as "foreign effects to cash and cash equivalents" on the statements of cash flows are the same as the amounts reported as the translation adjustments within the statements of equity for each of the periods presented. Please advise or revise your statements of cash flows accordingly.

4. Also, we continue to note that you have presented the change in the cumulative translation adjustment as a component of cash provided by operating activities in the cash flow statement included in your quarter report on Form 10-Q for the quarter ended August 31, 2012. Please revise such presentation consistent with the revised presentation included in the cash flow statement included in your amended report on Form 8-K, in future filings.

Notes to the Financial Statements, page F-7

Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

5. We note your response to our prior comment number 24 in which you indicate that the administrative fee is non-refundable and thus taken into income when received. Please tell us how your policy for recognizing the administrative fees on an upfront basis complies with the guidance outlined within SAB Topic 13.A.f relating to non-refundable fees. In this regard, it does not appear that the receipt of these upfront administrative fees represents the culmination of a separate earnings process but rather to the provision of services under the terms of the car rental contracts. Therefore, we continue to believe that the revenues from these administrative fees should be recognized over the expected term of the rental contracts pursuant to the guidance in SAB Topic 13:A. Please advise or revise as appropriate.

John Storey
Earn-A-Car Inc.
January 8, 2013
Page 3

6.   Also, please explain to us in greater detail and revise the notes to the consolidated
financial statements to describe the nature and accounting for the cash back per
completed month program discussed on page 4. As part of your response and your
revised disclosure, please explain how the cash back amounts due to the customers are
accounted for within your financial statements. Your revised disclosure should describe
how you calculate or determine any cash obligation due to the customer including the
return of the administrative fee if the customer purchases the vehicle at the end of term of
the contract and should explain how such amounts are accounted for in your financial
statements.

You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel, Accounting Branch Chief,
at (202) 551-3813 if you have questions regarding comments on the financial statements and
related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3652 with
any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
Frank Hariton, Esq.